HellerEhrman

15 August 2003


03029536

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon C.M. Luk
Managing Partner, Hong Kong
Chairman, China Practice
SLuk@hewm.com
Direct 852.2292.2222
Main 852.2292.2000
Fax 852.2292.2200



The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

SEC FILE NO. 82-4358

Re: Magician Industries (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Magician Industries (Holdings) Limited (the "Company"), S.E.C. File No. 82-4358, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the exceptional price & turnover movements, dated July 29, 2003, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

dlw 9/28

2. The Company's announcement regarding the audited results for the year ended March 31, 2003, dated July 18, 2003, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

3. The Company's announcement regarding the exceptional price & turnover movements, dated July 17, 2003, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

4. The Company's annual report 2003, dated July 18, 2003;

5. The Company's form of proxy for annual general meeting; and

6. The Company's circular regarding general mandate to repurchase securities, dated July 18, 2003.

The parts of the enclosed document that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon C.M. Luk
Managing Partner, Hong Kong

Enc.

cc: Magician Industries (Holdings) Limited



MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(通達工業(集團)有限公司)
(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the recent increase in the price of the shares of the Company and wish to state that the Board is not aware of any reasons for such increase.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board



Ku Ling Yu John
Director

Hong Kong, 29 July, 2003



MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
（通達工業（集團）有限公司）
(於百慕達註冊成立之有限公司)

「本公司現應香港聯合交易所有限公司的要求，發表聲明如下：

本公司董事會已知悉最近本公司的股份價格上升，茲聲明本公司並不知悉導致價格上升的任何原因.

本公司董事會謹確認，目前並無任何有關收購或變賣的商談或協議爲根據《上市協議》第 3 段而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜爲根據《上市協議》第 2 段所規定的一般責任而須予公開者.

上述聲明乃承董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任.

承董事會命
通達工業（集團）有限公司

顧陵儒
董事

香港，二零零三年七月二十九日」



MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF AUDITED RESULTS FOR THE YEAR ENDED 31ST MARCH, 2003

AUDITED RESULTS

The board of directors (the "Directors") of Magician Industries (Holdings) Limited (the "Company") announces that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2003 with comparative figures for the previous corresponding year are as follows:

	Note	**2003** *HK$'000*	2002 *HK$'000*
Turnover	2	**523,399**	434,749
Cost of sales		**(368,258)**	(296,681)
Gross profit		**155,141**	138,068
Other revenues		**2,832**	3,483
Selling and distribution expenses		**(43,844)**	(32,418)
Administrative and other operating expenses		**(80,888)**	(81,103)
Operating profit	2, 3	**33,241**	28,030
Finance costs	4	**(7,069)**	(10,595)
Share of (loss)/profit of an associated company		**(320)**	385
Profit before taxation		**25,852**	17,820
Taxation	5	**(7,738)**	(2,130)
Profit attributable to shareholders		**18,114**	15,690
Basic earnings per share, HK cents	6	**2.09**	1.81
Diluted earnings per share, HK cents	6	**1.54**	1.35

Notes:

1. **Organisation**

   The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. Turnover and segment information

The Group is principally engaged in the manufacturing and trading of household products.

(a) *Geographical segments*

An analysis of the Group's turnover and results for the year by location of customers is as follows:

	Turnover		Segment results	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
United States of America	**313,742**	235,424	**63,056**	51,700
Canada	**36,380**	31,809	**5,354**	7,523
Hong Kong	**39,432**	42,274	**9,676**	6,784
Mainland China	**91,558**	90,453	**763**	11,206
Europe	**23,817**	21,301	**3,323**	4,621
Others	**18,470**	13,488	**3,780**	3,383
	523,399	434,749	**85,952**	85,217
Unallocated costs			**(52,711)**	(57,187)
Operating profit			**33,241**	28,030

(b) No business segment information is provided as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products.

3. Operating profit

Operating profit is stated after charging/(crediting) the following:

	Group	
	2003	2002
	HK$'000	*HK$'000*
Depreciation	**37,619**	44,152
Interest income	**(1,191)**	(1,671)

4. Finance costs

	Group	
	2003	2002
	HK$'000	*HK$'000*
Interest on:		
Bank borrowings wholly repayable within five years	**4,140**	7,676
Convertible bonds	**2,285**	2,291
Finance lease obligations	**644**	689
Total finance costs	**7,069**	10,656
Less: Interest capitalised in construction-in-progress	**–**	(61)
	7,069	10,595

5. Taxation

	Group	
	2003	2002
	HK$'000	*HK$'000*
Hong Kong		
– Current year provision	**9,620**	235
Mainland China		
– Current year provision	**546**	174
Deferred tax	**(2,428)**	1,721
Tax expenses for the year	**7,738**	2,130

Hong Kong profits tax has been provided at the rate of 16% (2002 – 16%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective jurisdictions.

The tax exemption and relief period of the Group's subsidiary registered in Mainland China expired in 2001. During the year, the Mainland China income tax has been provided at 15% on the estimated assessable profits generated by the Mainland China subsidiary.

As at 31st March, 2003, the Inland Revenue Department of Hong Kong had issued notices of assessments or additional assessments to a number of the companies within the Group and challenged certain intercompany charges and profit allocations within the Group for Hong Kong profits tax purposes. The Group has filed objections to these assessments. Depending on the outcome of the final assessments, the Group may be subject to additional tax. In this connection, management believes that the Group has made an adequate provision for the potential additional tax liabilities.

6. **Earnings per share**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of approximately HK$18,114,000 (2002 – HK$15,690,000), divided by the weighted average number of ordinary shares outstanding during the year of 868,733,440 shares (2002 – 868,733,440 shares).

The calculation of diluted earnings per share is based on adjusted consolidated net profit of approximately HK$20,034,000 (2002 – HK$17,610,000) on the assumption that all convertible bonds were converted on 1st April, 2002 and on the weighted average number of 1,304,366,720 shares (2002 – 1,304,366,720 shares) deemed to have been in issue during the year.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Highlights

General Information

For the year ended 31st March, 2003, the Group's turnover was HK$523.4 million, representing a 20% increase as compared to that of HK$434.7 million recorded last year. Operating profit grew by 19%, from HK$28 million to HK$33.2 million. Net profit attributable to shareholders increased proportionally to turnover, and grew by 15%, from HK$15.7 million in the financial year ended March 2002 to HK$18.1 million in that in 2003. The Group's basic earnings per share were HK2.09 cents and diluted earnings per share were HK1.54 cents.

No principal subsidiaries or associated companies were acquired or disposed of during the year. Investments held have not materially changed from those disclosed in last year's annual report.

Liquidity and Financial Resources

As at 31st March, 2003, the Group's net assets increased to HK$272.1 million, for a net asset value per share of HK31 cents. The Group's total assets as at that date were valued at HK$621.9 million, including cash and bank deposits totaling approximately HK$59.9 million. Consolidated borrowings amounted to HK$224.8 million. Debt-to-equity ratio has been further reduced, from 92% as at 31st March, 2002 to 83% as at 31st March, 2003. These improvements were due to the Group fulfilling its obligations under the debt-restructuring program, coupled with a decrease in bank borrowings and cuts in interest rates.

Capital Structure

The Group's major borrowings included a five-year term loan, which had an outstanding balance of HK$65.6 million after paying four installments totaling HK$44 million over the last 24 months. The term loan, bearing a floating interest rate, is scheduled to be repaid completely in another 33 months.

Under the Debt Restructuring Deed dated 10th November, 2000, the Group also issued two convertible bonds, being zero coupon secured convertible bonds and 4% coupon secured convertible bonds, both maturing 15th December, 2005, which now stand at the sums of HK$30 million and HK$57.1 million respectively.

Since May 2002, all of the Group's borrowings have been denominated in Hong Kong dollars. In addition, all borrowings bearing interest have been made on a floating rate basis, except for the 4% coupon secured convertible bonds, which have a fixed interest rate. As a result of the stable, lower market interest rates and gradual repayment of debts, the Group's financial burden has been greatly alleviated; and finance costs for the year have dropped by 33% compared to last year. The Group's financial position is therefore sound, with sufficient credit facilities to support its operations.

Charges on Group Assets

As at 31st March, 2003, bank borrowings were secured by the Group's assets.

Details of Future Plans for Material Investments or Capital Assets

The Group does not have any future plans for material investments. There will, however, be a reasonable amount of expenditures on capital assets including, in particular, new machines and moulds to cope with production and market demands. Sources of funding are expected to come primarily from trading profits that the Group will generate, coupled with its banking facilities and leasing arrangements.

Exposure on Foreign-Exchange Fluctuations

The Group's monetary assets and liabilities were principally denominated in Hong Kong dollars, Chinese Renminbi and U.S. dollars. Inasmuch as the Hong Kong dollar is pegged to the U.S. dollar, and there has been minimal fluctuation in the Hong Kong dollar-to-Renminbi exchange rate, the Group had minor exposure to currency exchange risk.

Segment Information

Sales distribution by geographical area has not changed significantly. The Group's biggest market was still North America 67%, followed by Mainland China 17%, Hong Kong 8%, Europe 5% and others 3%.

Contingent Liabilities

The contingent liabilities of the Group have not changed materially from those disclosed in last year's annual report.

Employee Information

As at 31st March, 2003, the Group employed a workforce of 5,374 employees in its various offices and factories located in Hong Kong and Mainland China. Competitive remuneration packages were structured, commensurate with individual responsibilities, qualification, experience and performance. The Group provided management skills workshops, practical seminars for knowledge update, on-the-job training and safety training programs to its employees.

There was a share option scheme in force but no share option was granted during the year under review. No bonus has been paid other than sums, each equivalent to one additional month's salary, paid to individual staff members in December 2002 as part of agreed salary package, which applied to most of the employees.

Review of Operations

International Sales

Thanks to the Group's vigorous R&D-driven marketing initiatives and focus on expansion, growth in international sales for the year ended 31st March, 2003 was encouraging, with sales increase by 30%, from HK$302 million to HK$392.4 million. This increase was due to the excellent performance in the U.S., the Group's principal market. U.S. sales grew by 33%, from HK$235.4 million in financial year ended March 2002 to HK$313.7 million in financial year ended March 2003. The Canadian market also performed well, with sales at HK$36.4 million, a 14% increase as compared to the HK$31.8 million generated last year. The European market remained stable, with sales up 12% to reach HK$23.8 million, from HK$21.3 million recorded in financial year ended March 2002.

During the year under review, the most popular items sold internationally included microwaveable metal bakeware, disposable storage boxes, silicone products, kitchen utensils, non-stick bakeware, stainless steel cookware and night lights.

In addition to being able to produce and deliver high-quality goods of innovation and new designs, Magician's edge in international sales is its unique ability to provide one-stop-shopping solutions and to offer a wide variety of products. Magician has the expertise in development of products that overseas customers order on OEM terms, and is able to handle the entire process from production to delivery. In addition, the diversity of products that the Group offers allows overseas customers to purchase all the items they need with savings on time and costs.

Mainland China Sales

For the past few years, Magician has focused on brand building and launching new products. To increase its brand-name exposure further, during the year under review the Group participated in six national trade fairs, ran TV commercials and advertised extensively, which undoubtedly contributed to the success of the Group in reaching HK$91.6 million in sales in Mainland China. During the year, kitchen gadgets, microwave food-storage boxes, various soapbox and wall-hanger collections proved to be the most popular items.

To continue expanding its geographical coverage in Mainland China, the Group has appointed a new distributor in Xinjiang and set up a new branch in Kunming. Magician has forged closer business relationships with major customers as it progressively expands its operations in Mainland China, particularly

in secondary cities. Its sales network now covers 30 cities spanning 20 provinces, 4 municipal cities and 3 autonomous regions, supplying to 900 retail customers who together operate approximately 4,000 sales outlets in Mainland China. Seeing that foreign-owned mega stores are flourishing in Mainland China, the Group is conducting a feasibility study on opening concept shops in order to strengthen brand-name recognition. Magician will continue to place strong emphasis on product and packaging design of the type that will appeal to Mainland China consumers' increasingly sophisticated tastes as well as their aspirations for a modern lifestyle.

Hong Kong sales

Still affected by economic downturn, Hong Kong sales was slightly dropped during the year, with turnover decreasing from HK$42.3 million to HK$39.4 million. However, during the year under review, melamine dining ware and stainless steel pot set were the most popular items in Hong Kong.

Prospects

We believe our main challenge in the coming year will come from Severe Acute Respiratory Syndrome ("SARS") and its aftermath.

Internationally, Magician will tackle this problem by continuing to adopt a three-pronged strategy: develop innovative products, foster closer links with customers and use the Internet to identify and reach new customers. We expect the U.S. to remain our major market, while achieving higher growth in Europe. Among our products, silicone bakeware and kitchen tools, with their convenience and revolutionary concept and technology, should have the greatest potential in the coming year.

Though the recent SARS epidemic may drag China's economic growth rate, its fundamentals remain strong. The Group is confident in China's economic future and is poised to benefit from its growth. With the emergence in wealth and purchasing power of the middle class in Mainland China, which is estimated to comprise over 100 million people, quality of life will become an increasingly important issue. There will be a growing demand for innovative brand-name household products in line with this trend. In anticipation of this phenomenon, the Group has since as early as 1994 been focusing on developing its own brand name, "NICOLE design". During the year under review, the Group worked even harder to promote this brand, which we believe will yield good results. Among other things, the Group has appointed a sales and distribution agent in Hohhot, capital of the Inner Mongolia Autonomous Region, thus moving Magician's business further north in Mainland China.

In Hong Kong, despite the economic downturn and historically high unemployment rate, it is expected that Magician will continue to achieve stable growth.

Looking ahead, the Group believes that with a declining financial burden and its continuous efforts to alleviate any economic damage caused by SARS, Magician will maintain its overall performance as well as being equipped to face any unforeseen challenges.

DIVIDENDS

The Directors do not recommend the payment of any dividend in respect of the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the group audit. It also reviews the effectiveness of both the external and internal audit and of internal controls and risk evaluation. The Committee comprises two independent non-executive directors, namely Mr. Tsui Sing Kee, Rawdon and Mr. Ng Wai Lung and one non-executive director, namely Mr. Keung Sau Tim. Four meetings were held during the current financial year.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing

Rules") issued by the Stock Exchange throughout the year ended 31st March, 2003, except that the independent non-executive directors are not appointed for specific terms.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from 19th September, 2003 to 26th September, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for attending the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with Secretaries Limited, the Registrar of the Company, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 pm on 18th September, 2003.

POSTING OF THE ANNUAL RESULTS ON THE STOCK EXCHANGE WEBSITE

All information required by paragraph 45(1) - 45(3) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board
Kong Yick Ming
Chairman

Hong Kong, 18th July, 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the abovenamed company (the "Company") will be held at 3rd Floor, Tang Room II, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 26th September, 2003, at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2003.

2. To elect directors and to authorise the board of directors to fix remuneration of directors.

3. To appoint auditors and to authorise the board of directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

A. **"THAT:**

(a) subject to paragraph (c), the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue or the exercise of the subscription rights under the share option scheme of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

B. **"THAT:**

(a) the exercise by the directors of the Company during the Relevant Period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. **"THAT** conditional upon resolution no. 4B above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors of the Company as mentioned in resolution no. 4B above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution no. 4A above."

By Order of the Board
Kwong, Alvin Lin Pik
Company Secretary

Hong Kong, 18th July, 2003

Principal Office:
Flat E-H
24th Floor
Phase 2
Superluck Industrial Centre
57 Sha Tsui Road
Tsuen Wan
New Territories
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 19th September, 2003 to 26th September, 2003, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on 18th September, 2003.

(3) The annual report of the Company for the year ended 31st March, 2003 also containing this notice together with a circular setting out further information regarding resolution no. 4B above will be despatched to shareholders as soon as practicable.

Please also refer to the published version of this announcement in The Standard.



MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)

截至二零零三年三月三十一日止全年業績公佈

已審核之業績

通達工業(集團)有限公司(「本公司」)之董事會(「董事會」)宣佈，本公司及其附屬公司(「本集團」)截至二零零三年三月三十一日止年度之已審核綜合業績連同二零零二年同期之比較數字如下：

	附註	二零零三年 千港元	二零零二年 千港元
營業額	2	523,399	434,749
銷售成本		(368,258)	(296,681)
毛利		155,141	138,068
其他收入		2,832	3,483
銷售及分銷成本		(43,844)	(32,418)
行政及其他營運支出		(80,888)	(81,103)
經營業務之溢利	2, 3	33,241	28,030
財務費用	4	(7,069)	(10,595)
應佔聯營公司(虧損)/溢利		(320)	385
除税前溢利		25,852	17,820
税項	5	(7,738)	(2,130)
股東應佔溢利		18,114	15,690
每股基本盈利(港仙)	6	2.09	1.81
每股攤薄盈利(港仙)	6	1.54	1.35

附註：

1. **組織**

本公司為於百慕達註冊成立之受豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

2. **營業額及分部資料**

本集團主要從事製造及買賣家居用品。

(a) 地區分佈

本集團於本年度的客戶地區分佈之營業額及業績分析如下：

	營業額		分部業績	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
美國	313,742	235,424	63,056	51,700
加拿大	36,380	31,809	5,354	7,523
香港	39,432	42,274	9,676	6,784
中國大陸	91,558	90,453	763	11,206
歐洲	23,817	21,301	3,323	4,621
其他	18,470	13,488	3,780	3,383
	523,399	434,749	85,952	85,217
未分配之成本			(52,711)	(57,187)
經營業務之溢利			33,241	28,030

(b) 本集團的營業額及業績超過90%是來自製造及買賣家居用品，故毋需提供業務分部資料。

3. **經營業務之溢利**

經營業務之溢利已扣除/(計入)下列各項：

	本集團 二零零三年 千港元	本集團 二零零二年 千港元
折舊	37,619	44,152
利息收入	(1,191)	(1,671)

+ 852 2414 0588

4. 財務費用

	本集團	
	二零零三年 千港元	二零零二年 千港元
下列各項之利息：		
須於五年內全數償還之銀行貸款	4,140	7,676
可換股債券	2,285	2,291
融資租約	644	689
財務費用總額	7,069	10,656
減：撥充資本之在建工程利息	—	(61)
	7,069	10,595

5. 稅項

	本集團	
	二零零三年 千港元	二零零二年 千港元
香港		
一本年度撥備	9,620	235
中國大陸		
一本年度撥備	546	174
遞延稅項	(2,428)	1,721
本年度稅項支出	7,738	2,130

香港利得稅乃按估計本年度香港業務應課稅溢利，以16%稅率計算（二零零二年 — 16%）。海外溢利之稅項乃根據估計本年度應課稅溢利按其管轄區域內之適用稅率計算。

本集團於中國大陸註冊之附屬公司所享用的稅務豁免及優惠，已於二零零一年到期。本年度內，中國大陸附屬公司的中國大陸所得稅乃按估計應課稅溢利，以15%稅率計算。

於二零零三年三月三十一日，本集團內數間公司，就有關本集團內的公司相互徵貨及轉讓定價之安排，收到香港稅務局所發出的香港利得稅評稅或補加評稅通知書。本集團已就該評稅通知書提出反對。然而，管理層認為本集團已為該最終評稅結果而可能引起的附加稅項，作出足夠撥備。

6. 每股盈利

每股基本盈利乃根據本年度之日常業務溢利淨額約18,114,000港元（二零零二年 — 15,690,000港元）及本年度已發行普通股之加權平均數868,733,440股（二零零二年 — 868,733,440股）計算。

計算每股攤薄盈利的方法乃根據本年度調整後之綜合溢利淨額約20,034,000港元（二零零二年 — 17,610,000港元）及假設把所有可換股債券於二零零二年四月一日兌換成股份，於本年發行後之普通股加權平均股數為1,304,366,720股（二零零二年 — 1,304,366,720股）。

管理層討論與分析

財務摘要

業績概覽

截至二零零三年三月三十一日止年度內，本集團營業額為港幣五億二千三百四十萬元，較去年同期之港幣四億三千四百七十萬元，上升20%。而經營溢利則錄得19%增幅，由去年同期港幣二千八百萬元，上升至港幣三千三百二十萬元。股東應佔溢利的增長與營業額相若，達港幣一千八百一十萬元，較去年同期港幣一千五百七十萬元，上升15%。每股基本盈利為港幣2.09仙，每股攤薄盈利為港幣1.54仙。

於回顧年度內，本集團並無收購或出售任何主要附屬公司或聯營公司。本集團持有投資項目的情況，與去年年報所述者相比，亦無重大改變。

流動資金和財政資源

於二零零三年三月三十一日，本集團之淨資產值增加至港幣二億七千二百一十萬元，每股淨資產值為港幣31仙。同日，本集團總資產值為港幣六億二千一百九十萬元，其中現金及銀行存款約佔港幣五千九百九十萬元。本集團之綜合借貸為港幣二億二千四百八十萬元，負債資本比率則從於二零零二年三月三十一日的92%，下降至於二零零三年三月三十一日的83%，這主要有賴本集團嚴格遵守債務重組計劃的承諾，同時亦得益於銀行借貸金額減少，及息率下調。

資本架構

本集團之主要借貸包括一項五年期的貸款，在過去二十四個月內，本集團按時支付首四期合共港幣四千四百萬元的還款後，剩餘債項為港幣六千五百六十萬元。此貸款為浮息貸款，將在未來三十三個月內全數攤還。

按二零零零年十一月十日所訂之債務重整契約，本集團發行了兩種有抵押可換股債券。其中一種為無息票有抵押可換股債券，另一種則為四厘息票有抵押可換股債券，兩者均於二零零五年十二月十五日到期。目前剩餘之無息票有抵押可換股債券為港幣三千萬元，而四厘息票有抵押可換股債券則為港幣五千七百一十萬元。

從二零零二年五月開始，本集團所有借貸均以港幣結算。此外，本集團所有借貸之息率，除四厘息票有抵押可換股債券以定息計算外，其他以浮息計算。由於市場利率持續處於低水平，加上本集團逐步攤還債項，本集團的財務負擔得以大為減輕，亦使全年的財務成本較去年縮減33%。因此，本集團的財務狀況健全，並具充足的融資額支援業務營運。

本集團資產抵押

於二零零三年三月三十一日，本集團之銀行借貸由本集團的資產作擔保。

重大投資或資本資產之未來計劃

本集團並無任何重大未來投資計劃，惟本集團將恰當地作出資本性資產支出，尤其是添置新的機器及模具，以配合生產及市場需求。資金主要來自本集團的經營利潤，其次來自現有的銀行融資額及租賃安排。

外幣匯兌風險

本集團之貨幣資產及負債以港幣、人民幣及美元為主要結算貨幣。由於港幣與美元掛鉤，而港幣兌人民幣的匯價波幅亦相當輕微，因此本集團所承受的外幣匯兌風險極低。

業務分類資料

於過去一年，本集團按市場地區劃分之銷售業務並無大變化。北美洲仍是本集團的第一大市場。本集團於北美洲、中國大陸、香港、歐洲及其他地區之業務分佈比例，分別為67%、17%、8%、5%及3%。

或然負債

本集團的或然負債與去年年報所示者，並無重大改變。

員工資料

於二零零三年三月三十一日，本集團僱用員工五千三百七十四人，分佈在香港及中國大陸的不同部門。本集團根據員工的個人職責、資歷、經驗和表現，發放數額具競爭力的酬金。本集團為各員工舉辦各項大小課程，幫助他們提高管理技巧，吸取最新行業資訊，接受實習培訓並獲取工業安全知識。

本集團設有員工股份認購權計劃，但在回顧年度內本集團並無發出股份認購權。除了在二零零二年十二月按協議向大部份員工發放相當於一個月月薪的雙糧外，本集團並無向員工派發花紅。

業務回顧

國際業務

本集團以研發為本，積極進行市場推廣，並致力拓展業務；憑此，截至二零零三年三月三十一日止年度內，國際市場之營業額由去年同期的港幣三億零二百萬元，上升至約港幣三億九千二百四十萬元，增幅達30%，成績令人鼓舞。國際市場之營業額能有此佳績，主要有賴本集團主要市場美國的出色表現，其營業額由去年同期的港幣二億三千五百四十萬元，上升33%至港幣三億一千三百七十萬元。來自加拿大的營業額同樣出色，由去年同期的港幣三千一百八十萬元，上升至港幣三千六百四十萬元，增幅超過14%。歐洲市場的營業額亦較二零零二年度表現為佳，由港幣二千一百三十萬元，上升至港幣二千三百八十萬元，升幅逾12%。

於回顧年度內，國際市場最暢銷的產品包括可供微波爐使用的金屬烤焙器、可循環再用的即棄儲存盒、硅橡膠廚具、廚房器具、易潔烤焙器、不銹鋼廚具及夜燈。

在開拓國際市場方面，通達工業的優勢不單是在於能提供設計創新、品質優良的產品，更突出的是能向客戶提供「一站式」解決方案，並供應多類型產品。通達工業擁有發展海外客戶OEM訂單的專才，同時亦善於處理由生產至付運的整個程序。此外，由於本集團的產品眾多，能讓海外客戶同時採購一切所需，既可省時又能減低成本。

中國大陸業務

在過去幾年內，通達工業致力建立品牌及推出新產品，以迎合市場需求。於回顧年度內，本集團為進一步提升品牌形象，在國內參與了六個國際商品交易會，以及善用電視廣告作廣泛宣傳，中國大陸的銷售額達至港幣九千一百六十萬元，其中以廚房器具、微波爐食物儲存盒、各款肥皂盒及掛牆架系列最受國內消費者歡迎。

為繼續增加中國大陸銷售市場佔有率，本集團已在新疆委任新分銷商，以及在昆明成立新分公司。隨著中國大陸業務不斷增長，通達工業會盡力與各主要客戶建立更密切的商業關係，特別是位於二線城市的客戶。現時本集團銷售網絡覆蓋三十個城市，跨越二十個省、四個直轄市及三個自治區，為九百多個零售商旗下四千多個銷售網點供應產品。有鑑於外資大型商店積極進軍中國市場，本集團正致力研究開設主題商店之可行性，以加強品牌認受性。通達工業會繼續致力發展產品及包裝設計，迎合內地顧客日漸提升的生活品味及對現代優質生活的追求。

香港業務

於回顧年度內，本集團於香港的業務續受經濟疲弱影響，營業額由去年港幣四千二百三十萬元，下跌至港幣三千九百四十萬元，然而，科學瓷餐具及不銹鋼廚具仍深受本地市場歡迎。

前景

本集團相信，嚴重急性呼吸系統綜合症（「非典型肺炎」）的餘波，將是我們來年面對的最大挑戰。

在國際市場方面，通達工業會抓緊三個方針去減低非典型肺炎的影響，其中包括：積極研發創新的產品，加強與客戶之間的緊密聯繫，以及善用互聯網科技爭取新客戶。展望未來，美國仍是本集團的第一大市場，同時本集團預計會在歐洲市場取得更佳成績。在本集團眾多產品中，硅橡膠烤焙器及廚房器具揉合了嶄新的設計意念和先進科技，預計會在來年大受歡迎。

雖然非典型肺炎對中國經濟增長速度可能產生影響，卻不會損及其堅固的根基與強勁的發展潛力。本集團對中國經濟發展充滿信心，通達工業亦會因而受惠。由於中國大陸中產階級冒起，並估計已超越一億人開口，積聚強大財富與購買力，因此提高生活質素，將成為大勢所趨，對於設計創新的品牌家居用品需求亦將上升。本集團已早著先機，自一九九四年起便自行發展「櫻櫻」品牌，在本回顧年度內，更積極進行推廣，取得良好成績。此外，本集團更在內蒙古自治區首都呼和浩特簽定銷售及分銷代理，銳意開拓中國北部市場，增加競爭力。

雖然香港經濟疲弱，失業率不斷攀上新高，通達工業預期來年本地業務仍可取得穩定增長。

展望未來，本集團相信隨著財政負擔減輕，非典型肺炎影響減低，通達工業整體表現將可保持理想，本集團並同時積極自我裝備，以迎接未來挑戰。

股息

董事建議本年度不派付股息。

購買、贖回或出售本公司之上市證券

於本年度內，本公司或其任何附屬公司概無購買、贖回或出售本公司之任何上市證券。

審核委員會

本公司已參照由香港會計師公會發出之「成立審核委員會指引」編製及採納列明審核委員會之職權及責任之職權範圍書。

審核委員會就集團審計範圍內的事項擔任董事會與公司核數師之間的重要橋樑。審核委員會亦負責檢討公司內部與外部審核工作，以及內部監控與風險評估等方面的效能。委員會成員包括兩位獨立非執行董事，徐聖祺先生及吳偉龍先生和一位非執行董事，姜壽添先生。審核委員會於本財政年度內曾舉行四次會議。

遵守最佳應用守則

董事認為，除未根據有關規定委任獨立非執行董事之外，本公司於截至二零零三年三月三十一日止年度內已遵守聯交所證券上市規則(「上市規則」)附錄十四所載之最佳應用守則。

暫停辦理股東登記

本公司將由二零零三年九月十九日起至二零零三年九月二十六日止(包括首尾兩天)暫停辦理股東登記手續，在該期間內將不會辦理任何股份過戶登記。如欲參予股東週年大會，則所有股份過戶文件必須連同有關股票最遲須於二零零三年九月十八日下午四時正前交回本公司在香港之股份過戶登記分處秘書商業服務有限公司辦理過戶登記手續，地址為香港告士打道56號東亞銀行港灣中心地下。

全年業績刊登於聯交所的萬維網

根據上市規則附錄十六所載第45(1)段至45(3)段的規定所需資料將刊登於聯交所的萬維網上。

承董事會命
江益明
主席

香港，二零零三年七月十八日

股東週年大會通告

茲通告本公司謹訂於二零零三年九月二十六日上午十時正假座香港九龍彌敦道二十號香港喜來登酒店三樓唐廳II舉行股東週年大會，以便處理下列事項：

1. 省覽截至二零零三年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 選任董事及授權董事會釐定其酬金。

3. 委聘核數師及授權董事會釐定其酬金。

4. 考慮及酌情通過下列各項決議案為普通決議案：

   A. 「動議：

   (a) 在本決議案第(c)段之限制下，一般及無條件授權本公司董事在有關期間內行使本公司一切權力，以配發、發行或以其他方式處置本公司股本中之額外股份，及訂立或授予可能須行使該等權力之提議、協議及購股權；

   (b) 在本決議案(a)段之批准下，授權本公司董事於有關期間內訂立或授予在有關期間結束後可能須行使該等權力之提議、協議及購股權；

   (c) 本公司董事根據本決議案第(a)段批准所配發或有條件或無條件同意配發之股本總面值（不論是否根據購股權或其他方式配發者），不得超過本公司於本決議案通過當日之已發行股本總面值之20%，而上述之批准須受此數額限制，惟根據配售新股或根據本公司的購股權計劃所附之權利行使認購權而配發者除外；及

   (d) 就本決議案而言：

   「有關期間」指本決議案通過之日至下列日期（以最早者為準）止之期間：

   (i) 本公司下屆股東週年大會結束時；

   (ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

   (iii) 在本公司股東大會通過普通決議案撤銷或修訂本決議案之日；及

   「配售新股」指董事於指定期間內，根據於某一指定記錄日期名列於該日之持股比例，向彼等提出之股份配售建議（惟本公司董事有權就零數股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定作出本公司董事認為必須或權宜之豁免或其他安排）。」

   B. 「動議：

   (a) 一般及無條件批准本公司董事在有關期間行使本公司一切權力，根據適用法例購回本公司之股份；

   (b) 本公司於有關期間根據本決議案(a)段通過可購回之本公司之股份總面值不得超過本決議案通過當日本公司已發行股本總面值之10%而本批准應以此為限；及

   (c) 就本決議案而言：

   「有關期間」指本決議案通過之日至下列日期（以最早者為準）止之期間：

   (i) 本公司下屆股東週年大會結束時；

   (ii) 任何本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

   (iii) 在本公司股東大會通過普通決議案撤銷或修訂立本決議案之日。」

   C. 「動議：待4B項決議案獲得通過後，根據上文第4B項決議案授予本公司董事之一般授權可購回本公司股份之面值總額，應加入本公司董事根據上文4A項決議案可配發或有條件或無條件同意配發之股本面值總額之內。」

承董事會命
公司秘書
鄺運盤

香港，二零零三年七月十八日

主要辦事處：
香港
新界
荃灣
沙咀道57號
荃運工業中心
第二期
24樓
E－H座

附註：

(1) 凡有權出席上述通告召開之大會並可於會上投票之股東，均有權委派一名代表出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之有關副本，最遲須於大會或其續會舉行時間四十八小時前送交本公司在香港主要辦事處，方為有效。

(2) 本公司將由二零零三年九月十九日起至二零零三年九月二十六日止（包括首尾兩天）暫停辦理股東登記手續，在該期間內將不會辦理任何股份過戶登記。如欲獲派將於股東週年大會上批准之末期股息，則所有股份過戶文件必須連同有關股票最遲須於二零零三年九月十八日下午四時正前交回本公司在香港之股份過戶登記分處秘書商業服務有限公司辦理過戶登記手續，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(3) 亦載有此通告之本公司截至二零零三年三月三十一日止年度之年報連同一份載有關於上文第4B項決議案進一步資料之通函將盡快寄發予各股東。

請同時參閱本公布於星島日報刊登的內容。



MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(通達工業(集團)有限公司)
(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the decrease in the price of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such fluctuation.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board



Ku Ling Yu John
Director

Hong Kong, 17 July, 2003



MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
（通達工業（集團）有限公司）
(於百慕達註冊成立之有限公司)

「本公司現應香港聯合交易所有限公司的要求，發表聲明如下：

本公司董事會已知悉今日本公司的股份價格下降，茲聲明本公司並不知悉導致價格下降的任何原因.

本公司董事會謹確認，目前並無任何有關收購或變賣的商談或協議爲根據《上市協議》第 3 段而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜爲根據《上市協議》第 2 段所規定的一般責任而須予公開者.

上述聲明乃承董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任.

承董事會命
通達工業(集團)有限公司

顧陵儒
董事

香港，二零零三年七月十七日」



MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業（集團）有限公司

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Kong Yick Ming *(Chairman)*
Mr. Ku Ling Yu, John
Mr. Wong Kwong Chi, Simon*
Mr. Keung Sau Tim*
Mr. Tsui Sing Kee, Rawdon**
Mr. Cheung Sun Lung, Ricky**
Mr. Ng Wai Lung, Allan**

* *Non-executive directors*
** *Independent non-executive directors*

Registered Address:
Clarendon House
Church Street
Hamilton HM11
Bermuda

Principal office:
Flat E-H, 24th Floor
Phase 2
Superluck Industrial Centre
57 Sha Tsui Road
Tsuen Wan, New Territories
Hong Kong

18th July, 2003

To the shareholders

Dear Sir/Madam,

GENERAL MANDATE TO REPURCHASE SECURITIES

INTRODUCTION

It is proposed that at the annual general meeting of Magician Industries (Holdings) Limited (the "Company") for the year ended 31st March, 2003, a resolution will be proposed to grant to the directors of the Company (the "Directors") a general mandate to repurchase securities of the Company. This letter contains the explanatory statement in compliance with the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Listing Rules") and to give all the information reasonably necessary to enable shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares.

GENERAL MANDATE TO REPURCHASE SECURITIES

At the annual general meeting to be held on 26th September, 2003, an ordinary resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Company to repurchase issued and fully paid shares of the Company. Under such mandate, the number of shares that the Company may repurchase shall not exceed 10% of the share capital of the Company in issue on the date of the resolution. The Company's authority is restricted to purchases made on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in accordance with the Listing Rules. On 18th July, 2003 (the "Latest Practicable Date"), being the latest practicable date prior to the printing of this letter, there were in issue an aggregate of 868,733,440 shares of HK$0.10 each in the Company ("Shares"). Exercise in full of the mandate, on the basis that no further Shares are issued or repurchased prior to the date of the annual general meeting, could accordingly result in up to 86,873,344 Shares being repurchased by the Company. The mandate allows the Company to make or agree to make purchases only during the period ending on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required to be held by laws or the date upon which such authority is revoked or varied by an ordinary resolution of the shareholders of the Company (the "Shareholders") in a general meeting of the Company.

The Directors have no present intention to repurchase any Shares but consider that the mandate will provide the Company with the flexibility to make such repurchase when appropriate and beneficial to the Company. Such repurchases may enhance the net value of the Company and/or earnings per Share. As compared with the financial position of the Company as at 31st March, 2003 (being the date of its latest audited accounts), the Directors consider that there would be a material adverse impact on the working capital and on the gearing position of the Company in the event that the proposed purchases were to be carried out in full during the proposed purchase period. No purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing ratio of the Company.

DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of the associates of any of the Directors has any present intention, in the event that the proposal is approved by Shareholders, to sell Shares to the Company.

No connected person of the Company (as defined in the Listing Rules) has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make purchases of Shares.

UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed resolution in accordance with the Listing Rules and all applicable laws of Bermuda, and in accordance with the regulations set out in the memorandum of association and bye-laws of the Company.

EFFECT OF TAKEOVERS CODE

A repurchase of Shares by the Company may result in an increase in the proportionate interests of a substantial shareholder of the Company in the voting rights of the Company, which could give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Hong Kong Code on Takeovers and Mergers (the "Code").

As at the Latest Practicable Date, to the best of the knowledge and belief of the Company, Concept Developments Limited ("Concept"), who held approximately 33.0% of the issued share capital of the Company, Transpac Nominees Pte. Ltd. ("Transpac"), who held approximately 24.6% of the issued share capital of the Company and Primewell Investment Limited ("Primewell"), who held approximately 13.5% of the issued share capital of the Company were the only substantial shareholders of the Company holding more than 10% of the issued share capital of the Company respectively. The entire issued share capital of Primewell is beneficially owned by Ms. Chan Ying Gi, Dorice. Included her personal interest of 3.8% Shares, she is deemed to have a total of 17.3% interest of Shares of the Company. In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the resolution, the shareholding of Concept, Transpac and Primewell in the Company would be increased to approximately 36.7%, 27.2% and 15.0% (19.2% deemed interest for Ms. Chan Ying Gi, Dorice) of the issued share capital of the Company respectively, resulting approximately 16.9% of the total issued shares being held in public hands. Accordingly, Concept would be obliged to make a mandatory offer under Rule 26 of the Code. However, the Company will not repurchase Shares to such extent as would result in any obligation on the part of Concept to make a mandatory offer under the Code or the total number of issued shares held by the public being reduced to less than 25%.

SOURCE OF FUNDS

Repurchases must be funded out of funds legally available for the purpose, including capital paid up on the shares to be repurchased, funds of the Company otherwise available for dividend or distribution and in the case of any premium payable on repurchase, out of the share premium account of the Company.

REPURCHASES AND SHARE PRICE

During the six months preceding the date of this letter, no securities of the Company have been repurchased by the Company on the Stock Exchange.

During each of the previous 12 months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

Month	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2002		
August	0.142	0.087
September	0.122	0.106
October	0.150	0.078
November	0.100	0.050
December	0.088	0.058
2003		
January	0.120	0.062
February	0.110	0.066
March	0.100	0.075
April	0.108	0.082
May	0.113	0.080
June	0.105	0.105
July	0.135	0.060

RECOMMENDATION

The Directors consider that the granting of the mandate to repurchase securities of the Company is in the interest of the Company and so recommend you to vote in favour of the resolution at the forthcoming annual general meeting. The Directors will vote all their shareholdings in favour of the resolution.

Yours faithfully,
Kong Yick Ming
Chairman



MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

(Incorporated in Bermuda with limited liability)

FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF)

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of[2] ______________________________

shares of HK$0.10 each in the capital of Magician Industries (Holdings) Limited (the "Company") HEREBY APPOINT[3] the Chairman of the meeting, or failing him ______________________________

of ______________________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the said meeting of the Company to be held at Tang Room II, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong. on 26th September, 2003 at 10:00 a.m. (or any adjournment thereof) in respect of the resolutions set out in the notice convening the said meeting as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTION	FOR[4]	AGAINST[4]
1. To receive and consider the audited consolidated financial statements and the reports of the directors and auditors for the year ended 31st March, 2003.		
2. (a) To elect Cheung Sun Lung as a director. (b) To elect Ng Wai Lung as a director. (c) To authorise the board of directors to fix the remuneration of the directors.		
3. To appoint auditors and to authorise the board of directors to fix their remuneration.		
4A. To give a general mandate to the directors to purchase shares not exceeding 10% of the total nominal amount of the existing issued share capital.*		
4B. To give a general mandate to the directors to issue, allot and dispose of additional shares not exceeding 20% of the existing issued share capital.*		
4C. To extend the general mandate granted to the directors to issue shares by the number of shares repurchased.*		

Signature(s)[5]: ______________________ Date: ______________________

Notes:

1. Full name(s) and the address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, the form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, delete the words "The Chairman of the meeting" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION TICK THE BOX MARKED "AGAINST".** Failure to tick a box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must either be executed under its common seal or under the hand of an officer or attorney or other person duly authorised.
6. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the principal office of the Company, Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong, not less than 48 hours before the time appointed for holding the said meeting or adjourned meeting.
7. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and delivery of this form of proxy will not preclude you from attending and voting at the meeting if you so wish.

* *the full text of the Resolution is set out in the Notice of the Annual General Meeting.*



MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業（集團）有限公司
（於百慕達註冊成立之有限公司）

董事：
江益明先生（主席）
顧陵儒先生
王幹芝先生*
徐聖祺先生*
張新龍先生**
吳偉龍先生**
姜壽添先生**

* 非執行董事
** 獨立非執行董事

註冊辦事處：
Clarendon House
Church Street
Hamilton HM11
Bermuda

主要辦事處：
香港
新界荃灣
沙咀道57號
荃運工業中心
第二期
24樓E-H座

敬啟者：

購回證券之一般授權

緒言

通達工業（集團）有限公司（「本公司」）建議於截至二零零三年三月三十一日止年度之股東週年大會上提呈一項授予本公司董事（「董事」）一般授權以購回本公司證券之決議案。本函件載有一份根據香港聯合交易所有限公司上市規則（「上市規則」）之規定須予提供之說明文件，並提供所有合理必需之資料，使股東可在充份瞭解情況下決定贊成或反對批准本公司購回其本身股份之決議案。

購回證券之一般授權

於二零零三年九月二十六日舉行之股東週年大會上將提呈一項普通決議案，董事獲授予一般授權，行使本公司所有權力購回已發行及已繳足股份。根據該項授權，本公司可購回之股份數目不得超逾本公司於決議案通過當日已發行股本之10%。本公司之權力限於根據上市規則在香港聯合交易所有限公司(「聯交所」)購回證券。於二零零三年七月十八日，即刊印本通函前之最後實際可行日期(「最後實際可行日期」)，已發行合共868,733,440股本公司每股面值0.10港元之股份(「股份」)。若全面行使該項授權，按股東週年大會舉行日期前並無進一步發行或購回任何股份之基準，可能導致本公司可購回86,873,344股股份。該項授權准許本公司於截至下屆股東週年大會舉行日期、法例規定本公司須舉行下屆股東週年大會之日期或本公司之股東(「股東」)於本公司股東大會上通過普通決議案撤銷或修訂該項授權之日期(以較早者為準)止期間內進行或同意進行購回行動。

董事現時並無意購回任何股份，惟認為該項授權將使本公司在合適及有利的情況下靈活地購回股份。該等購回可提高本公司之淨值及／或每股盈利。與本公司於二零零三年三月三十一日(即最新經審核賬目之編製日期)之財政狀況比較，董事認為倘若於建議進行購回期間全面進行建議購回行動，則可能對本公司之營運資金及負債與資本比率造成重大不利影響。購回事宜不會在可能對本公司之營運資金及負債與資本比率造成重大不利影響之情況下進行。

董事、彼等之聯繫人士及關連人士

倘若建議獲股東批准，各董事或(就其作出一切合理查詢後所深知及確信)其任何聯繫人士目前無意將任何股份售予本公司。

目前本公司之關連人士(定義見上市規則)概無知會本公司表示目前有意在本公司獲授權購回股份後，將股份售予本公司，或承諾不將其持有之任何股份售予本公司。

董事之承諾

董事已向聯交所作出承諾，彼等將按照上市規則及百慕達之一切適用法例及根據本公司之組織章程大綱及公司細則所載之規例，依據建議之決議案行使本公司權力進行購回事宜。

收購守則之影響

本公司購回股份可能導致本公司一名主要股東在本公司之投票權之比例權益有所增加，使該名主要股東須承擔根據香港公司收購及合併守則(「守則」)第二十六條提出強制性收購建議之責任。

於最後實際可行日期，據本公司所深知及確信，持有本公司已發行股本約33.0%之Concept Developments Limited (「Concept」)、持有本公司已發行股本約24.6%之Transpac Nominees Pte. Ltd. (「Transpac」)及持有本公司已發行股本約13.5%之Primewell Investment Limited (「Primewell」)乃分別持有本公司已發行股本10%以上之本公司主要股東。Primewell之全部已發行股本由陳櫻之小姐擁有，連同陳櫻之小姐個人擁有本公司已發行股本之3.8%，陳小姐被視為擁有本公司已發行股本共17.3%。倘董事全面行使根據決議案建議獲授予之購回股份權力，則Concept、Transpac及Primewell所佔本公司之股權將分別增加至本公司已發行股本約36.7%、27.2%及15.0% (陳櫻之小姐則被視為擁有本公司已發行股本約19.2%權益) 導致公眾所持有已發行股份約佔總數16.9%。因此，Concept須承擔根據守則第二十六條提出強制性收購建議之責任(「強制性收購責任」)。然而，本公司將不會購回股份到此程度，而導致Concept須承擔任何強制性收購責任或導致公眾所持有已發行股份減至少於25%。

資金來源

進行購回所動用之資金必須從可合法用作此用途之資金中撥支，包括將購回之股份所繳付之股本、原可供派息或分派之本公司資金及如須支付購回之溢價，則從公司之股份溢價賬中撥付。

購回及股價

於本函件之日期前六個月內，本公司並無在聯交所購回其證券。

於最後實際可行日期前十二個月內之每個月，股份在聯交所買賣之最高及最低價如下：

月份	每股股份	
	最高價	最低價
	港元	港元
二零零二年		
八月	0.142	0.087
九月	0.122	0.106
十月	0.150	0.078
十一月	0.100	0.050
十二月	0.088	0.058
二零零三年		
一月	0.120	0.062
二月	0.110	0.066
三月	0.100	0.075
四月	0.108	0.082
五月	0.113	0.080
六月	0.105	0.105
七月	0.135	0.060

推薦意見

董事認為授予購回本公司證券之一般授權乃符合本公司之利益，故此建議 閣下於即將舉行之股東週年大會上投票贊成決議案。董事將以其全部股份投票贊成決議案。

此 致

列位股東 台照

主席
江益明
謹啟

二零零三年七月十八日



MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)

股東週年大會(或其任何續會)之代表委任表格

本人／吾等[註1] ______________________________

地址為 ______________________________

為Magician Industries (Holdings) Limited(通達工業(集團)有限公司)(「本公司」)股本中每股面值0.10港元之股份 ______________________________ 股[註2]

之登記持有人，**茲委任**[註3]大會主席(或如其未克出席) ______________________________

地址為 ______________________________

____

代表本人／吾等出席本公司訂於二零零三年九月二十六日上午十時正假座香港九龍彌敦道二十號香港喜來登酒店三樓唐廳II舉行之上述會議(或其任何續會)，並按如下指示(或如無指示，則以本人／吾等之代表認為適當者)就召開上述大會通告所述之各項決議案投票。

普通決議案	贊成[註4]	反對[註4]
1. 省覽截至二零零三年三月三十一日止財政年度之經審核綜合財務報表及董事與核數師報告。		
2. (a) 選舉張新龍先生為董事。		
(b) 選舉吳偉龍先生為董事。		
(c) 授權董事會釐定董事酬金。		
3. 聘任核數師及授權董事會釐定其酬金。		
4A. 授予董事一般授權，以購回不超逾現時已發行股本之總面值10%之股份。*		
4B. 授予董事一般授權，以發行、配發及出售不超逾現有已發行股本20%之額外股份。*		
4C. 根據購回之股份數目，擴大授予董事之一般授權以發行股份。*		

簽署[註5]： ______________________________ 日期： ______________________________

附註：

1. 請以正楷填上全名及地址。
2. 請填上委派代表所代表以 閣下名義登記之股份數目。如無填報股份數目，本代表委任表格將被視為與全部以 閣下名義登記之本公司股本中之股份有關。
3. 如欲委派大會主席以外之人士為代表，請將「大會主席」之字樣刪去，並於適當欄內填上 閣下所擬委派代表之姓名及地址。**本代表委任表格內之任何更改均須由簽署人簡簽示可。**
4. **重要提示： 閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「✔」號；如欲投票反對上述決議案，則請在「反對」欄內填上「✔」號。**如無填寫任何一欄，則 閣下之代表可酌情代表 閣下就有關決議案投票或棄權。 閣下之代表亦可酌情就任何於會上適當提呈而並未載於會議通告之決議案投票。
5. 本代表委任表格必須由 閣下或獲 閣下以書面正式授權之代理人簽署；如為法人團體，則須加蓋公司印鑑或由公司負責人或獲正式授權之代理人或其他人士親筆簽署。
6. 本代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本最遲須於上述會議之指定舉行時間或任何續會舉行時間48小時前送達本公司之主要營業地點(地址為香港新界荃灣沙咀道57號荃運工業中心第二期24樓E-H室)，方為有效。
7. 倘屬任何股份之聯名登記持有人，任何一位聯名持有人可親身或委派代表就有關股份於會上投票，猶如彼為唯一有權投票者，倘超過一名聯名持有人出席任何大會，則排名首位之人士(不論親身或委派代表出席)之投票將獲接納，其他聯名持有人之投票則不會受理。
8. 委派代表毋須為本公司之股東，惟須親身出席大會以代表 閣下。
9. 在填妥及交回本代表委任表格後， 閣下依然有權出席會議並於會上投票。

* 決議案之全文載於股東週年大會通告。